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FEB 28 2011
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lureen — (610) 889-2066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11018601

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kristin M. Wallack, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 27, 2014
Member, Pennsylvania Association of Notaries

Kristin M Wallack
Notary Public

Brian K. Lureen
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

CONTENTS

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

February 24, 2011

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 22,344	$ 18,454
Commissions receivable	1,217,195	67,830
Receivable from broker-dealers	-	5,681
	1,239,539	91,965
PROPERTY AND EQUIPMENT, net	2,288	2,288
TOTAL ASSETS	$ 1,241,827	$ 94,253
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable and accrued expenses	$ 1,095,048	$ 52,530
STOCKHOLDER'S EQUITY		
COMMON STOCK - 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	303,370	303,370
ACCUMULATED DEFICIT	(181,591)	(286,647)
TOTAL STOCKHOLDER'S EQUITY	146,779	41,723
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,241,827	$ 94,253

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions and other income	$ 2,108,295	$ 468,455
OPERATING EXPENSES	2,003,239	442,035
OTHER INCOME		
Interest income	-	9
NET INCOME	$ 105,056	$ 26,429

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2009	$ 25,000	$ 303,370	$ (313,076)	$ 15,294
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2009	-	-	26,429	26,429
BALANCE - DECEMBER 31, 2009	25,000	303,370	(286,647)	41,723
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2010	-	-	105,056	105,056
BALANCE - DECEMBER 31, 2010	$ 25,000	$ 303,370	$ (181,591)	$ 146,779

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 105,056	$ 26,429
(Increase) decrease in assets		
Commissions receivable	(1,149,365)	(62,830)
Receivable from broker-dealer	5,681	(10)
Increase in liabilities		
Commissions payable and accrued expenses	1,042,518	52,530
Net cash provided by operating activities	3,890	16,119
CASH - BEGINNING OF YEAR	18,454	2,335
CASH - END OF YEAR	$ 22,344	$ 18,454

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations

Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). The company specializes in financial planning and consulting.

The company is a wholly-owned subsidiary of Heritage Fincorp, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivables from Broker-dealers

Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

Advertising

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates

Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function in 2010.

"S" Election

The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income

The company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, *Income Taxes (Topic 740): Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities Taxes.* FASB ASC 740 prescribes guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard which has been adopted by the company as of January 1, 2009, as required.

The adoption of this standard did not require any adjustments to the company's financial statements. There were no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next year. Tax years from 2007 through 2010 remain subject to examination by major tax jurisdictions.

Subsequent Events

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 24, 2011, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2010	2009
Office equipment	$ 33,396	$ 33,396
Furniture	33,332	33,332
	66,728	66,728
Less: Accumulated depreciation	64,440	64,440
	$ 2,288	$ 2,288

Depreciation expense for the years ended December 31, 2010 and 2009 was $-0-.

NOTE 4 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide administrative services for the company. Fees paid for such management services were $251,275 and $323,608 for the years ended December 31, 2010 and 2009.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

NOTE 5 – NET CAPITAL

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The company had net capital as defined under Rule 15c3-1 of $144,491 at December 31, 2010; net capital requirements were $73,003 at December 31, 2010.

NOTE 6 – MAJOR CUSTOMER

During the year ended December 31, 2010, one customer constituted approximately 78% of total revenue. At December 31, 2010, amounts due from this customer comprised 95% of the commissions receivable.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$ 146,779
DEDUCTIONS	
Non-allowable assets	
Fixed assets, net of accumulated depreciation	2,288
NET CAPITAL	$ 144,491
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$1,095,048
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (BASED ON AGGREGATE INDEBTEDNESS)	$ 73,003
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 73,003
NET CAPITAL REQUIREMENT	$ 73,003
EXCESS NET CAPITAL	$ 71,488
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	757.87%

The Form X-17a-5 reconciliation is not included as there are no material differences from the company's computation.

An exemption from SEC Rule 15c3-3 is claimed under section (k)(2)(ii) of SEC Rule 15c3-3.

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 24, 2011

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000
f. 267.440.3001

www. morisoncogen.com

An Independent Member
of Morison International

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

MorisonCogen LLP
Certified Public Accountants • Business Consultants